SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-25992

                                NetVantage, Inc.
     ----------------------------------------------------------------------
            (Exact name of registrant as specified in its charter).

      201 Continental Boulevard, Suite 201, El Segundo, California 90245,
  (310) 726-4130 (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices).

                Class A Common Stock, $.001 par value per share

                                Class A Warrants
                                Class B Warrants

 Units, each consisting of one share of Class A Common Stock, $.001 par value, one Class A Warrant and one Class B Warrant

          Preferred Share Purchase Rights Pursuant to Rights Agreement
     ----------------------------------------------------------------------
            (Title of each class of securities covered by this Form).

                                      None
     ----------------------------------------------------------------------
 (Titles of all other classes of securities for which the duty to file reports under section 13(a) or 15(d) remains).

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [x]              Rule 12h-3(b)(1)(ii)       [  ]
Rule 12g-4(a)(1)(ii)       [ ]              Rule 12h-3(b)(2)(i)        [  ]
Rule 12g-4(a)(2)(i)        [ ]              Rule 12h-3(b)(2)(ii)       [  ]
Rule 12g-4(a)(2)(ii)       [ ]              Rule 12d-6                 [  ]
Rule 12h-3(b)(1)(i)        [x]

Appropriate number of holders of record as of the certification or notice date:

                   Common Stock, $.01 par value per share: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, NetVantage, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                NETVANTAGE, INC.

Date: September 30, 1998   By:/s/ DAVID J. KIRKPATRICK
                              David J. Kirkpatrick
                              Corporate Vice-President of Finance and
                              Chief Financial Officer